Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of MedWorth Acquisition Corp. (a company in the development stage) (the “Company”) on Form S-1 of our report dated April 1, 2013, except for Note 8 as to which the date is May 20, 2013 which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of MedWorth Acquisition Corp. (a company in the development stage) as of February 28, 2013 and for the period from January 22, 2013 (inception) through February 28, 2013, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

May 20, 2013